UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2020

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer / Group CFO

May 7, 2020

To whom it may concern

Company name:	Mizuho Financial Group, Inc.
Representative:	Tatsufumi Sakai President and Group CEO
Head Office:	1-5-5, Otemachi, Chiyoda-ku, Tokyo
Code Number:	8411 (Tokyo Stock Exchange 1st Section)

Recording of Reserves for Possible Losses on Loans and Revision to Earnings Estimates

Mizuho Financial Group, Inc. (the “Company”) hereby announces that the Company has decided that it is appropriate to record additional Reserves for Possible Losses on Loans from a forward-looking perspective, reflecting the potential impact of COVID-19 on our financials for the fiscal year ending March 31, 2020 (“fiscal 2019”).

The Company also resolved at the meeting of the Board of Directors held today to revise the previously announced consolidated earnings estimates for fiscal 2019, as follows.

Please note that the estimate for annual cash dividends per share for shareholders of common stock remains unchanged.

1.	Revision to consolidated earnings estimates for fiscal 2019

	Profit Attributable to Owners of Parent (in millions of yen)	Net Income per Share of Common Stock
Latest announced estimate (A)	470,000	18.53	yen
Current revised estimate (B)	445,000	17.54	yen
Amount of change (B – A)	-25,000	-0.99	yen
Rate of change (%)	-5.3%	-5.3%
(Reference) Results for the previous fiscal year	96,566	3.80	yen

2.	Reason for the revision

In light of the principles set forth in the report entitled “JFSA’s supervisory approaches to lending business and loan loss provisioning” published by the Japan Financial Services Agency in December 2019, the Company has decided that it is appropriate to record additional Reserves for Possible Losses on Loans (approximately 80 billion yen) for some credit from a forward-looking perspective based on future projections, reflecting the potential impact of COVID-19 on our financials for fiscal 2019.

In total, Consolidated Credit-related Costs for the fiscal 2019 are expected to be approximately 170 billion yen.

3.	Scheduled date of announcement of financial results

Friday, May 15, 2020

End of document

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Our views regarding earnings estimates and dividends for fiscal 2019 set forth in this immediate release are based on our assessment of information regarding the business and market environment that are available as of the date of this immediate release and assumptions regarding factors that are currently uncertain and may impact our financial performance. Actual results may differ materially, for example, if our assessment of business and market environment and their impact on our business, financial condition and results of operations proves to be inaccurate. Other factors that could affect our financial condition and results of operations are included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 26, 2019, both of which are available in the Financial Information section of our web page at www.mizuhofg.com/index.html and also at the SEC’s web site at www.sec.gov. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Contact:	Mizuho Financial Group, Inc.
Corporate Communications Department Public Relations Office Tel: 81-3-5224-2026